1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Dec 10, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No       x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/12/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/11/09: Chunghwa Telecom announced its revenue of NT$15.1 billion for Oct. 2004

2	Announcement on 2004/11/10: Chunghwa Telecom and Cisco Systems collaborate to expand Managed Network Services to Taiwan SMEs

3	Announcement on 2004/11/22: Related information regarding the accumulatively purchasing of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$500,000,000

4	Announcement on 2004/11/23: Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$500,000,000

5	Announcement on 2004/11/25: Chunghwa Telecom Northern, Central and Southern business groups acquiring HPER equipments totaled NT$564,871,310

6	Announcement on 2004/11/26: Related information regarding the accumulatively purchasing of PCA Well Pool Fund for NT$400,000,000

7	Announcement on 2004/12/01: The Outlook of the credit ratings on Chunghwa Telecom is revised to negative from stable because of the change of the outlook on the Taiwan sovereign.

8	Announcement on 2004/12/05: Chunghwa Telecom’s Labor Union Voted for the Right of Strike. The Company Will Maintain the Highest Level of Customer Service.

9	Announcement on 2004/12/09: Chunghwa Telecom announced its revenue of NT$15 billion for Nov. 2004

10	Announcement on 2004/12/09: Nov 2004 sales

EXHIBIT 1

Chunghwa Telecom announced its revenue of NT$15.1 billion for Oct. 2004

Date of events: 2004/11/09

Contents:

1. Date of occurrence of the event: 2004/11/09

2. Cause of occurrence: Chunghwa Telecom’s revenue for Oct. 2004 was NT$15.1 billion. Till the end of Oct., Chunghwa Telecom accumulated revenue of NT$151.8 billion, income from operations of NT$52.3 billion, net income of NT$43.45 billion, and EPS of NT$4.5.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 2

Chunghwa Telecom and Cisco Systems collaborate to expand Managed Network Services to Taiwan SMEs

Date of events: 2004/11/10

Contents:

1. Name of the reporting media: Economics daily

2. Date of the report: 2004/11/10

3. Content of the report: Chunghwa Telecom and Cisco Systems collaborate to introduce managed services for Taiwan SMEs.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: In this cooperative project, Chunghwa Telecom will provide fiber to the building (FTTB), asynchronous digital subscriber line (ADSL), HiNet and 24-hour network management and monitoring. Cisco Systems will offer enterprise-class routers, as well as facility maintenance services. Combining Chunghwa’s well-proven technology solutions with Cisco’s expertise in the enterprise market, SMEs, in Taiwan, will enjoy high-quality network managed services that empower them to compete internationally in today’s networked environment.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Related information regarding the accumulatively purchasing of HSBC NTD MONEY MANAGEMENT FUND 2 for NT$500,000,000

Date of events: 2004/11/22

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC NTD MONEY MANAGEMENT FUND 2

2. Date of occurrence of the event: 2004/11/03~2004/11/22

3. Volume, unit price, and total monetary amount of the transaction: 36,523,867.3 Units; NT$13.68~13.69; NT$500,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Asset Management (Taiwan) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights e.g. pledges): 36,523,867.3 Units; NT$500,135,924; 3.15%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.70%; 1.93%; NT$13,116,773,558

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$13.69

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Related information regarding the accumulatively purchasing of Shinkong Chi-Shin Fund for NT$500,000,000

Date of events: 2004/11/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Shinkong Chi-Shin Fund

2. Date of occurrence of the event: 2004/11/03~2004/11/23

3. Volume, unit price, and total monetary amount of the transaction: 35,891,286.00 Units; NT$13.9246~13.9352; NT$500,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department;

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 107,726,600.16 Units; NT$1,501,191,719; 2.90%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.77%; 2.01%; NT$13,116,773,558

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$13.93

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom Northern, Central and Southern business groups acquiring HPER equipments totaled NT$564,871,310

Date of events: 2004/11/25

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): HPER equipments

2. Date of the occurrence of the event: 2004/11/25

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$564,871,310

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Intech Taiwan Corporation

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: No

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: No

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Tender invitation

10. Name of the professional appraisal institution and its appraisal amount: NT$564,871,310

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None

13. Has an appraisal report not yet been obtained?: None

14. Reason an appraisal report has not yet been obtained: None

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom material

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

Related information regarding the accumulatively purchasing of PCA Well Pool Fund for NT$400,000,000

Date of events: 2004/11/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2. Date of occurrence of the event: 2004/11/03~2004/11/26

3. Volume, unit price, and total monetary amount of the transaction: 32,796,570.1 Units; NT$12.1907~12.2021; NT$400,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights e.g. pledges): 106,714,496.0 Units; NT$1,302,140,952; 4.11%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.85%; 2.11%; NT$13,116,773,558

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.20

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 7

The Outlook of the credit ratings on Chunghwa Telecom is revised to negative from stable because of the change of the outlook on the Taiwan sovereign.

Date of events: 2004/12/01

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2004/12/01

3. Content of the report: The Outlook of the credit ratings on Chunghwa Telecom is revised to negative from stable because of the change of outlook on the Taiwan sovereign.

4. Summary of the information provided by investors: N/A

5. Company’s explanation of the reportage or provided information: S&P explained that Chunghwa Telecom, Taiwan’s dominant telecommunications operator, continues to generate strong internal cash flow and has very strong financial flexibility. This revision follows a decision to change the outlook on the Taiwan sovereign to negative from stable, irrelevant with its business operation.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A

EXHIBIT 8

Chunghwa Telecom’s Labor Union Voted for the Right of Strike. The Company Will Maintain the Highest Level of Customer Service.

Date of events: 2004/12/05

Contents:

1. Date of occurrence of the event: 2004/12/05

2. Cause of occurrence: Chunghwa Telecom’s Labor Union Voted in favor of the Strike.

3. Countermeasures: The Company has planned a set of measures to deal with potential strikes. Under the circumstances if and when the Labor Union starts a strike, the Company will ensure that all its networks function without disruption and that the quality of its customer service remains at the highest level.

4. Any other matters that need to be specified: None.

EXHIBIT 9

Chunghwa Telecom announced its revenue of NT$15 billion for Nov. 2004

Date of events: 2004/12/09

Contents:

1. Date of occurrence of the event: 2004/12/09

2. Cause of occurrence: Chunghwa Telecom’s revenue for Nov. 2004 was NT$14.98 billion. Till the end of Nov., Chunghwa Telecom accumulated revenue of NT$166.8 billion, income from operations of NT$57.28 billion, net income of NT$47.68 billion, and EPS of NT$4.9.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 10

Chunghwa Telecom

Dec 10, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
Nov	Invoice amount	18,338,601	17,669,207	669,394	3.79%

Jan-Nov	Invoice amount	193,965,238	192,070,366	1,894,872	0.99%

Nov	Net sales	14,975,319	15,042,434	-67,115	-0.45%

Jan-Nov	Net sales	166,818,931	163,775,488	3,043,443	1.86%

b	Trading purpose : None